Squire, Sanders & Dempsey L.L.P. 221 E. Fourth Street Suite 2900 Cincinnati, Ohio 45202
Office:	+1.513.361.1200
Fax:	+1.513.361.1201
June 3, 2010
Via Edgar and Courier
Michael R. Clampitt, Senior Attorney
Matthew McNair, Attorney-Advisor
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	U.S. Bancorp Amendment No. 1 to Registration Statement on Form S-4 Filed May 24, 2010 File No. 333-166706 USB Capital IX Amendment No. 1 to Schedule TO-I Filed May 24, 2010 File No. 005-85456
Dear Messrs. Clampitt and McNair:
     On behalf of our client, U.S. Bancorp, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings as set forth in your letter dated May 28, 2010. To facilitate the Staff’s review, this letter includes each of the Staff’s comments in italics followed by the Company’s response.
     The Company is also filing today with the Commission, Amendment No. 2 to the Company’s Registration Statement on Form S-4, originally filed with the Commission on May 10, 2010, as thereby amended by Amendment No. 1 thereto, filed by the Company on May 24, 2010 (as amended, the “Registration Statement”), and Amendment No. 2 to the Schedule TO for USB Capital IX, originally filed by the Company with the Commission on May 10, 2010, as thereby amended by Amendment No. 1 thereto, filed by the Company with the Commission on May 24, 2010 (as amended, the “Schedule TO”), each of which reflect the responses set forth below, as appropriate. We are also sending you via courier three (3) courtesy copies of the as-filed Amendment No. 2 to the Registration Statement and Amendment No. 2 to the Schedule TO, marked to show changes.
Cincinnati • Cleveland • Columbus • Houston • Los Angeles • Miami • New York • Palo Alto • Phoenix • San Francisco • Tallahassee • Tampa
Tysons Corner • Washington DC • West Palm Beach | Bogotá+ • Buenos Aires+ • Caracas • La Paz+ • Lima+ • Panamá + • Rio de Janeiro • Santiago+
Santo Domingo • São Paulo | Bratislava • Brussels • Bucharest+ • Budapest • Dublin+ • Frankfurt • Kyiv • London • Moscow • Prague • Warsaw

Beijing • Hong Kong • Shanghai • Tokyo	+ independent network firm
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
June 3, 2010

Capitalized terms used in the following responses without definition have the meanings specified in the Registration Statement.
Form S-4/A
Where You Can Find More Information, page ii
1.	We reissue prior comment 5, in which we requested that you revise your disclosure consistent with our comment.
          In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Prospectus to reference that the Company will amend the Schedule TO to report any material changes to the information set forth therein, including to incorporate by reference any additional documents filed by the Company after the date of the Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.
There is uncertainty regarding the U.S. federal income tax consequences. . .page 26
2.	We note the disclosure here and on page 75 urging investors to consult their own tax advisors about the U.S. federal income tax consequences related to the exchange offer. However, counsel may only recommend that investors consult their own tax advisors with respect to the personal tax consequences of the investment which may vary for investors in different tax situations. Please revise accordingly.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 75 of the Prospectus to address the Staff’s comment.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
June 3, 2010

     We appreciate the efforts of the Staff to assist the Company in resolving the above comments as soon as reasonably possible. Please contact the undersigned at the above number or Aaron A. Seamon at (614) 365-2759 if you have any questions regarding the responses set forth above.

Very truly yours,
/s/ James J. Barresi
James J. Barresi

cc:	Lee R. Mitau, Esq.
Laura Bednarski, Esq.
Matthew B. Krush, Esq.
     U.S. Bancorp

Aaron A. Seamon, Esq.
     Squire, Sanders & Dempsey L.L.P.

Michael J. Schiavone, Esq.
Lona Nallengara, Esq.
Shearman & Sterling LLP